(Translation)

                                                                     May 8, 2008
To Whom It May Concern:

                            Company Name: TOYOTA MOTOR CORPORATION
                            Name and Title of Representative:
                                         Katsuaki Watanabe, President
                            (Code Number: 7203
                                         Securities exchanges throughout Japan)
                            Name and Title of Contact Person:
                                         Takuo Sasaki
                                         General Manager, Accounting Division
                            (Telephone Number: 0565-28-2121)


            Notice Concerning Distribution of Dividends from Surplus
            --------------------------------------------------------

At a meeting held on May 8, 2008, the Board of Directors of Toyota Motor Corporation ("TMC") resolved to propose an agenda asking for authorization to distribute dividends from surplus, with record date dated March 31, 2008, at the 104th Ordinary General Shareholders' Meeting to be held on June 24, 2008. In relation to the above, we hereby inform you of the following:


1.   Details of dividends


    ---------------- ------------------------------- ------------------------------- ----------------------------------
                        Amount to be proposed as              Most recent              Year-end dividend paid
                          Year-end dividend               dividend forecast                   for FY 2007
                             for FY 2008
    ---------------- ------------------------------- ------------------------------- ----------------------------------
    Record Date              March 31, 2008                  March 31, 2008                   March 31, 2007
    ---------------- ------------------------------- ------------------------------- ----------------------------------
    Dividend                   75.00 yen                      Not reported                       70.00 yen
    per share
    ---------------- ------------------------------- ------------------------------- ----------------------------------
    Total amount          236,195,000,000 yen                      -                        223,855,000,000 yen
    of dividends
    ---------------- ------------------------------- ------------------------------- ----------------------------------
    Effective date           June 25, 2008                         -                           June 25, 2007
    ---------------- ------------------------------- ------------------------------- ----------------------------------
    Source of              Retained earnings                       -                         Retained earnings
    dividends
    ---------------- ------------------------------- ------------------------------- ----------------------------------

2.   Reason for the dividend amount

     TMC deems the benefit of its shareholders as one of its priority management policies. With respect to the payment of dividends, TMC aims to achieve a consolidated dividend payout ratio of 30% at an early stage, as well as to strive for continuous growth of dividend per share, while giving due consideration to factors such as business results for each term and new investment plans.

     In accordance with the policy mentioned above, the Board of Directors of TMC resolved to propose an agenda asking for authorization of 75 yen as year-end dividend for FY 2008, an increase of 5 yen as compared with that in FY 2007.


[Reference]
     Details of Dividends through the fiscal year


    -------------------------- --------------------------------------------------------------------------------
                                                          Dividend per share (yen)
    -------------------------- --------------------------------------------------------------------------------
    Record date                End of interim period      End of fiscal period                Total
    -------------------------- ----------------------- ---------------------------- ---------------------------
    Dividends for FY 2008              65.00                      75.00                       140.00
    (ended March 31, 2008)                                        (plan)                      (plan)
    -------------------------- ----------------------- ---------------------------- ---------------------------
    Dividends for FY 2007              50.00                      70.00                       120.00
    (ended March 31, 2007)
    -------------------------- ----------------------- ---------------------------- ---------------------------